FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English versionof a news release issued in Germany by HSBC Trinkaus & Burkhardt, an 80.4 per cent indirectly owned subsidiary of HSBC Holdings plc.

9 February 2011

HSBC TRINKAUS & BURKHARDT AG 2010 DIVIDEND

The Supervisory and Management Boards of HSBC Trinkaus & Burkhardt AG propose the payment of a dividend of €2.50 per share (2009: €2.50) for the 2010 financial year. Shareholders will be invited to approve the dividend at the Annual General Meeting on 7 June 2011.

The preliminary result largely confirms the guidance based on third quarter 2010 results: estimated net profit for the 2010 financial year is substantially above that for 2009. The core capital ratio stands at over 11 per cent, far exceeding banking supervisory requirements. With a long-term "AA" issuer rating, HSBC Trinkaus has the best Fitch rating among the German private banks.

Further figures and details of the 2010 financial year are scheduled to be published on 2 March 2011.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at
steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus & Burkhardt
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,371 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €21.0 billion* and €110.1 billion in funds under management and administration*, the Bank is the best rated private commercial bank in Germany with a "AA" Fitch Rating unchanged since December 2007. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients.  HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under "Press". *(all figures as at 30 September 2010)

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 9 February, 2011